SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004 (November 9, 2004)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

This report on Form 6-K contains information relating to Ansell Limited’s share buy-back offer. The offer described in this Form 6-K is not being made to, nor may it be accepted by, holders of Ansell Limited’s ordinary shares or American Depositary Shares that are resident in the United States. United States residents should refer to the terms of the offer described in the Schedule TO filed with the Securities and Exchange Commission by Ansell Limited on October 14, 2004, as amended.

NEWS RELEASE

Ansell Limited A.B.N. 89 004 085 330
Level 3, 678 Victoria Street Richmond, Victoria 3121, Australia
GPO Box 772H Melbourne Victoria 3001, Australia
Telephone (+613) 9270 7270 Facsimile (+613) 9270 7300 www.ansell.com

9 November 2004

OFF MARKET BUY BACK

Ansell Limited’s Chairman, Dr Ed Tweddell, today announced on behalf of the Board that the Company’s Share Buy-Back Price had been set at AU$9.20.

The Buy-Back for up to AU$155 million of Ansell’s shares commenced on October 14, 2004 and closes at 5:00pm Melbourne time Friday, November 12, 2004.

If acceptances/tenders are received in excess of the AU$155 million maximum, a scale back will occur. The results of the scale back (if any) will be announced on Monday, November 15, 2004.

The Chairman urged Shareholders to read the Buy-Back document carefully before deciding to participate in the Buy-Back and to consult with their financial, taxation or other advisers to make an informed decision. General enquires can be directed to the Computershare Investor Shareholder information lines on 1300 726 419 within Australia or (613) 9425 4218 from outside Australia. US resident shareholders should call, Georgeson Shareholder, Information Agent, toll free on 1-800-506-7187.

This press release includes “forward-looking statements” (within the meaning of the United States Securities Exchange Act of 1934, as amended) and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. These forward-looking statements relate to our expectations and beliefs regarding future events, including, but not limited to, the occurrence of any potential scale back which is inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We believe that a number of important factors, risks and uncertainties could cause our actual results to differ from statements made in this release, including, without limitation, fluctuating foreign currency exchange rates, market acceptance and participation in the offer, and other risk factors detailed in our filings with the SEC and ASX. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, planned for, estimated, expected or projected.

For further information:

Media	Investors & Analysts

Australia	USA	Australia

Peter Brookes Cannings Tel: (61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (1732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager – Finance & Treasury Tel: (613) 9270 7215 or (61) 0401 140749 Email: dgraham@ap.ansell.com

Ansell Limited is a global leader in healthcare barrier protective products. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM

Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: November 9, 2004